UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of        October 2002

ASIA PACIFIC RESOURCES LTD.
(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1.	News Release: October 15, 2002
2.	Second Quarter Report ended August 31, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F XXX      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No xxx

This Form 6-K is incorporated by reference into the prospectus contained within our registration statement on Form F-3 as filed with the Securities and Exchange Commission on August 2, 2002 (SEC File No. 33-97663).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: October 31, 2002	By:	/s/Peter Wong

Peter Wong C.A.

October 15, 2002

TRADING SYMBOL: Toronto: APQ
OTCBB: APQCF	Frankfurt & Stuttgart: APQ

NEWS RELEASE

RESULTS OF SCOPING STUDIES

Asia Pacific Resources Ltd. (the “Company”) announces the results of scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Australasia) Pty Ltd (“SRK”) who evaluated development alternatives. SRK estimates that the Udon South resource totals 302 million tonnes at an average grade of 23.5% K2O (see table below). The measured and indicated resource includes about 30 million tonnes at 26.8% K2O within a high value core area averaging 7.2m in thickness. The Udon South potash resource occurs as a single horizontal sylvinite (potash) bed of consistent thickness and mining conditions.

	Tonnes (million)	%K2O	Average Thickness (meters)

Measured	95	24.5	4.2
Indicated	160	23.2	3.6
Inferred	47	22.9	3.5
Total	302	23.5	3.8

Source: SRK, Udon South phase 1 study, September 2002, estimates by Andrew J Vigar FAusIMM, Principal
SRK Brisbane comply with the requirements of the Australian JORC Code and Canadian NI43-101

The Board reviewed the development alternatives on criteria including capital requirements, financial returns, optimal production cost and efficient marketing of product. AMEC/Ausenco and SRK’s review provided technical data that confirmed the project’s economic viability using a phased project development starting with one million tonnes potash per annum. The Board has authorized a detailed feasibility study incorporating staged development starting at one million tonnes potash per annum and subsequently scaling up to two million tonnes per annum.

The Company’s Thai legal counsel has advised that a minority group of senators have referred the amendments to the Minerals Law, recently passed by both Houses of Parliament, to the Constitution Court to confirm their constitutionality. Counsel has advised that it may take from three to six months for a court decision. The Company expects to apply for a mining lease as per schedule subject only to the resolution of the constitutional challenge.

The Company continues consultation with the local communities in the project area to both understand and address their concerns. The Company is also communicating the benefits of jobs creation, royalties and dividend payments that will flow in to both the Government and the communities.

On behalf of the Board of Directors,

“John Bovard”,
President and Chief Executive Officer

For further information, please contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.

The information provided in this news release may contain forward-looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.’s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.

ASIA PACIFIC RESOURCES LTD.	ASIA PACIFIC POTASH CORPORATION
Suite 615-800 West Pender Street,	Suite 2002 Abdulrahim Place
Vancouver, BC, Canada V6C 2V6	990 Rama IV Road, Silom
Telephone: (604) 681 8003 Facsimile: (604) 662 3180	Bangrak, Bangkok, 10500 Thailand
E-mail: info@apq-potash.com Website: http://www.apq-potash.com	Telephone: 66 2 636 1600 Facsimile 66 636 1599

ASIA PACIFIC RESOURCES LTD.

SECOND QUARTER REPORT

FOR THE PERIOD ENDED AUGUST 31, 2002

     (Unaudited)
Prepared by Management

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Balance Sheets
August 31, 2002 and February 28, 2002
(expressed in Canadian dollars)

	August 31	February 28
	2002	2002

	(Unaudited)
ASSETS
CURRENT
Cash	$8,193,416	$739,282
Accounts receivable	84,965	71,749
Prepaid expenses	202,019	69,140
Deferred financing costs	-	117,763
Other current assets	53,736	24,246

TOTAL CURRENT ASSETS	8,534,136	1,022,180

INVESTMENT IN POTASH CONCESSION (Note 3)	86,422,823	85,292,873
DEPOSIT	265,752	264,384
INVESTMENT IN LAND	7,869,413	7,869,915
CAPITAL ASSETS	151,117	153,339

	$103,243,241	$94,602,691

LIABILITIES
CURRENT
Accounts payable and accrued charges	$1,123,346	$1,065,201
Convertible debentures (Note 2 and 4)	-	39,184,920
Interest payable on convertible debentures (Note 2 and 4)	-	25,100,617
Promissory notes payable	-	800,000

TOTAL CURRENT LIABILITIES	1,123,346	66,150,738

FUTURE INCOME TAX LIABILITY	16,348,459	16,348,459

	17,471,805	82,499,197
SHAREHOLDERS' EQUITY
Share Capital (Note 2 and 5)	156,648,765	75,236,994
Equity component of convertible debentures	-	4,985,439
Deficit	(70,877,329)	(68,118,939)

	85,771,436	12,103,494

	$103,243,241	$94,602,691

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

/s/ John Bovard	/s/ "Robert G. Connochie

John Bovard, Director	Robert G. Connochie, Director

ASIA PACIFIC RESOURCES LTD
Interim Consolidated Statements of Loss and Deficit
For the periods ended August 31, 2002 and 2001
(expressed in Canadian dollars)

	Three months ended		Six months ended
	August 31		August 31
	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

INTEREST AND OTHER INCOME	$58,809	$23,342	$101,324	$28,210

EXPENSES
Accounting and legal	133,207	52,916	200,618	74,062
Amortization of capital assets	17,560	17,956	33,934	37,541
Amortization of deferred financing costs	13,637	17,202	322,159	34,404
Consulting	85,091	178,839	177,573	322,257
Interest and bank charges	1,387	2,829,244	699,254	4,702,557
Office and miscellaneous	84,749	101,631	177,369	192,047
Promotion and travel	240,266	64,512	360,905	216,884
Rent	38,958	40,811	76,278	79,018
Salaries	323,033	386,233	804,293	1,438,560
Transfer fees and filing costs	20,601	12,219	42,162	37,481

	958,489	3,701,563	2,894,545	7,134,811

LOSS BEFORE THE UNDERNOTED	(899,680)	(3,678,221)	(2,793,221)	(7,106,601)

FOREIGN EXCHANGE (LOSS) GAIN	(257,792)	(616,881)	34,831	(1,164,954)

LOSS BEFORE INCOME TAXES	(1,157,472)	(4,295,102)	(2,758,390)	(8,271,555)

FUTURE INCOME TAX RECOVERY	-	69,947	-	139,894

NET LOSS FOR THE PERIOD	(1,157,472)	(4,225,155)	(2,758,390)	(8,131,661)

DEFICIT, BEGINNING OF PERIOD	(69,719,857)	(58,485,333)	(68,118,939)	(54,578,827)

DEFICIT, END OF PERIOD	$(70,877,329)	$(62,710,488)	$(70,877,329)	$(62,710,488)

LOSS PER SHARE	$(0.00)	$(0.07)	$(0.01)	$(0.14)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	442,225,002	59,237,266	377,844,124	56,852,485

ASIA PACIFIC RESOURCES LTD
Consolidated Statements of Cash Flows
For the periods ended August 31, 2002 and 2001
(expressed in Canadian dollars)

	Three months ended		Six months ended
	August 31		August 31
	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(1,157,472)	(4,225,155)	(2,758,390)	(8,131,661)
Items not involving cash
Accretion of liability component of convertible debentures	-	38,194	-	76,388
Interest payable on convertible debentures	-	2,854,010	685,561	4,619,049
Amortization of capital assets	17,560	17,956	33,934	37,541
Amortization of deferred financing costs	-	17,202	117,763	34,404
Amortization of deferred foreign currency translation loss	-	544,924	-	1,089,848
Foreign exchange (gain) loss	-	22,083	(306,258)	28,484
Future income tax recovery	-	(139,894)	-	(139,894)

	(1,139,912)	(870,680)	(2,227,390)	(2,385,841)
Change in non-cash operating working capital items	53,442	226,310	(117,440)	919,707

	(1,086,470)	(644,370)	(2,344,831)	(1,466,134)

CASH FLOW FROM FINANCING ACTIVITIES
Settlement of withholding taxes (Note 4)	-	-	(2,070,561)	-
Repayment of promissory notes	-	-	(800,000)	-
Issue of share capital (Note 5)	-	3,057,459	13,832,053	3,057,459

	-	3,057,459	10,961,492	3,057,459

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(7,442)	(3,322)	(31,712)	(12,827)
Decrease in deposit	(5,976)	-	(1,368)	-
Investment in land	782	(21,232)	502	(21,232)
Investment in potash concession	(992,026)	(512,907)	(1,129,950)	(638,141)

	(1,004,662)	(537,461)	(1,162,528)	(672,200)

NET CASH OUTFLOW	(2,091,132)	1,875,628	7,454,134	919,125
CASH POSITION, BEGINNING OF PERIOD	10,284,548	54,377	739,282	1,010,880

CASH POSITION, END OF PERIOD	8,193,416	1,930,005	8,193,416	1,930,005

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	$(12,640)	$1,989	$(13,216)	$48,678
Due from affiliated companies	-	292,830	-	291,798
Prepaid expenses and deposits	(167,671)	(9,799)	(132,879)	(241,873)
Other current assets	(31,270)	29,931	(29,490)	36,779
Accounts payable and accrued charges	265,023	(88,641)	58,145	784,325

	$53,442	$226,310	$(117,440)	$919,707

Cash receipts for interest	$57,725	$23,342	$100,240	$28,210
Cash payments for interest	$-	$-	$10,065	$-

ASIA PACIFIC RESOURCES LTD
Notes to the Interim Consolidated Financial Statements (Unaudited)
August 31, 2002
(expressed in Canadian dollars)

1

CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $1.2 and $2.8 million for the three and six months ended August 31, 2002 (fiscal years ended February 28, 2002 and 2001 - $13.5 million and $16.4 million respectively).

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended February 28, 2002, except for the accounting for stock-based compensation plans as described below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended February 28, 2002.

a)

Convertible Debentures

The equity component and the carrying value of the Debentures and related interest payable were reclassified into share capital on the date of conversion of the Debentures into common shares of the Company.

b)

Stock-based compensation plans

Effective March 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for the measurement and disclosure of stock-based compensation and other stock-based payments. The new recommendations require that stock-based payments to non-employees be accounted for using a fair value based method of accounting.

The recommendations encourage, but do not require, the use of the fair value based method if estimable, to account for stock-based compensation to employees. Effective March 1, 2002, the Company has changed its accounting policy, opting to apply the fair value method to all grants of stock options.

During the quarter ended August 31, 2002, the shareholders of the Company voted in favour of establishing a stock-based compensation plan. The plan allows the Company to grant stock options up to 10% of the issued and outstanding common shares of the Company.

Subsequent to the quarter ended August 31, 2002, the Company granted 19,424,500 stock options to certain directors and employees. These stock options vest over a period of three years and have an increasing exercise price (see Note 5). Under CICA Handbook section 3870.37, when it is not possible to reasonably estimate the fair value of stock options, such as when the exercise price of the stock options escalates, it is

ASIA PACIFIC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements (Unaudited)
August 31, 2002
(expressed in Canadian dollars)

b)

Stock-based compensation plans (continued)

recommended that, for periods during which it is not possible to reasonably estimate such fair value, estimates of compensation costs be measured based on the excess of the current stock price at the end of each quarter over the exercise price of the stock options until the fair value of the stock options can be reasonably estimated. If the stock options had been granted during the quarter, the Company would not have recorded any compensation costs as the closing stock price at the end of the quarter was less than the exercise price of exercisable stock options.

3

POTASH CONCESSION

On June 4, 2001, the Department of Mineral Resources of Thailand (“DMR”) issued to Asia Pacific Potash Corporation (“APPC”) twelve special prospecting lic enses (“SPLs”), pursuant to a Concession Agreement with APPC and the Ministry of Industry of Thailand.

The SPLs require APPC to expend on exploration, development and administrative expenditures an amount of U.S.$240,000 in the first year and second year, respectively, from the date of issuance. As at August 31, 2002, APPC had already expended the minimum required U.S.$240,000 in exploration, development and administrative work for the first anniversary year ending on June 3, 2002. The Company expects APPC to incur the remaining required U.S.$240,000 during the fiscal year ending February 28, 2003.

4.

CONVERTIBLE DEBENTURES

On April 1, 2002, the Convertible Debentures, accrued interest and premium payable totalling $62,594,279 were converted into 312,971,396 common shares of the Company at a price of $0.20 per common share. During the quarter ended May 31, 2002, the Company also settled a $2,070,561 withholding tax liability associated with the settlement of the Debentures.

As at August 31, 2002, the Former Debenture holders (see Note 5) control 76.5% of the outstanding common shares and 68.1% on a fully diluted basis. Olympus Capital Holdings Asia I, LP (“Olympus Capital”) controls 56.5% of the outstanding common shares and 53.5% on a fully diluted basis.

Following completion of the conversion of the Convertible Debentures, Olympus Capital and the other former debenture holders agreed (subject to certain exceptions):

	(i)	for a period of two months not to sell any common shares they receive from the conversion;
	(ii)	for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares they receive from the conversion; and
(iii)
for a period of 18 months, not to sell common shares comprising 10% or more of the fully diluted common shares they receive from the conversion to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

In addition Crew Development Corp. (“Crew”) and its associates and subsidiaries and a former director of the Company and his associates and affiliates agreed to:

	(i)	for a period of two months not to sell any common shares;

ASIA PACIFIC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements (Unaudited)
August 31, 2002
(expressed in Canadian dollars)

4	CONVERTIBLE DEBENTURES (Continued)
(ii)
for a period of 18 months, in any six month period, not to sell any more than one-third of the common shares he or they hold following completion of the Rights Offering (excluding any warrant shares which may be acquired on exercise of warrants); and

	(iii)	for a period of 18 months, not to sell common shares comprising 10% or more of the outstanding common shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

5.	SHARE CAPITAL

	a)	On April 2, 2002, the Company’s legal residence was changed from British Columbia to New Brunswick and the authorized share capital was changed from 2,000,000,000 common shares without par value to an unlimited number.

	b)	Details of share capital from March 1, 2002 to August 31, 2002 are as follows:

	Number
	of shares	Amount

Balance as at February 28, 2002	60,093,341	$75,236,994
Issued for cash pursuant to Rights Offering	69,160,265	13,832,053
Reclassification of Debentures and related interest payable	312,971,396	62,594,279
Reclassification of Equity component of Debentures	-	4,985,439

Balance as at May 31 and August 31, 2002	442,225,002	$156,648,765

As at August 31, 2002, the fully diluted number of common shares was 513,710,267 and it included 69,160,265 warrants exercisable at $0.40 per common share until April 1, 2003 and 2,325,000 vested and unvested share options.

Subsequent to the three months ended August 31, 2002, the Company granted 19,424,500 options to certain directors and employees of the Company. The options vest over a period of three years beginning on the first anniversary of the grant date and are priced initially at $0.09 per common share. The exercise price for all unexercised options increase by 10% compounded annually beginning on the second anniversary of the grant date.

During the three months ended August 31, 2002, stock options to purchase 118,000 common shares of the Company at prices ranging from $2.35 to $2.98 per common share expired.

As at May 31, 2002, the fully diluted number of common shares was 513,828,267 and it included 69,160,265 warrants exercisable at $0.40 per common share until April 1, 2003 and 2,433,000 share options.

During the three months ended May 31, 2002, the Company issued 69,160,265 common shares and warrants to purchase 69,160,265 common shares in connection with a Rights Offering for total proceeds of $13,832,053 which included $4,000,000 and $3,832,053 from the exercise of rights from Crew and other shareholders respectively, $5,000,000 drawn from the Olympus Capital Standby facility and $1,000,000 from the Crew Standby facility. The warrants entitle the holders to purchase an additional common share of the Company for $0.40 until April 1, 2003.

ASIA PACIFIC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements (Unaudited)
August 31, 2002
(expressed in Canadian dollars)

5

SHARE CAPITAL (Continued)

The Company issued 312,971,396 common shares upon conversion of the Debentures into common shares of the Company at a price of $0.20 per common share (See Note 4).

During the three months ended May 31, 2002, stock options to purchase 990,000 common shares of the Company at a price of $2.98 per common share expired. Warrants to purchase 5,625,635 common shares of the Company at $1.00 per share also expired.

6	SEGMENTED INFORMATON The company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Three months ended		Six months ended
	August31, 2002		August31, 2002		February 28, 2002

	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets

Canada	$57,417	$72,649	$96,683	$72,649	$26,695	$76,290
Thailand	1,392	94,370,704	4,641	94,370,704	6,178	93,239,837

	$58,809	$94,443,353	$101,324	$94,443,353	$32,873	$93,316,127

Capital assets consist of investment in potash concession, investment in land and capital assets.

MANAGEMENT DISCUSSION AND ANALYSIS

Results of operations for the three and six months ended August 31, 2002 and 2001

The Company incurred a net loss of $1.2 million and $2.8 million respectively for the three and six months ended August 31, 2002, a decrease of $3 million and $5.3 million respectively against their comparative figures.

Interest expense decreased by $2.8 million and $4.0 million respectively. On April 1, 2002, the Company stopped accruing interest on the Debentures when they were converted into common shares of the Company.

Salaries, for the six months ended August 31, 2002, decreased by $0.6 million against its comparative figure. The comparative period included a settlement for approximately $900,000 to a former CEO that was partly offset by reduction in administrative and corporate staffing.

Foreign exchange losses decreased by $0.4 million and $1.2 million respectively against their comparative figures. The decrease in loss was primarily due to the conversion of the debentures that was denominated in U.S. Dollars and a slight depreciation of the Thai Baht against the Canadian Dollar.

Activities relating to the development of the Company’s potash project in Thailand that contains the Udon North and South deposits (formerly known as the Udon Project and the Somboon Project respectively) included continuing permitting work to allow the Company to apply for mining licences, on-going local and public consultation programs and development work to meet the requirements of the Special Prospecting Licenses (see Note 3) and scoping studies to review development alternatives on criteria including capital requirements, financial returns, optimal production cost and efficient marketing of product.

Purchase of additional land and or surface rights has been deferred to conserve cash.

Liquidity and Capital Resources

During the quarter ended May 31, 2002, the Company completed the Rights Offering and received cash proceeds of $13.8 million that were partly used to repay $0.8 million in promissory notes and $2.1 million in withholding taxes payable by the Company from the conversion of the Debentures. The Company completed the conversion of $62.6 million of Debentures into common shares of the Company.

As at August 31, 2002, and May 31, 2002, the Company’s working capital was $7.4 million and $9.6 million respectively compared to a negative working capital of $65.1 million as at February 28, 2002.

Other than for administrative expenditures, the Company will continue to spend funds on the continuing development of its potash project including a detailed feasibility study incorporating staged development starting at one million tonnes potash per annum, on-going local and public consultation programs in conjunction with its application for mining licences and required work under the Special Prospecting Licences and for the mining licence application.

The Company expects to have sufficient working capital to complete its short-term objectives. The Company expects the need to raise additional funds beginning in calendar year 2003 to fund the continuing project development costs, for working capital and administrative expenses, for mining licences, to purchase additional land and or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Update on Potash Project

Subsequent to the quarter ended August 31, 2002, the Company announced the results of scoping studies conducted by AMEC/Ausenco and Steffen, Robertson and Kirsten (Australasia) Pty Ltd. (“SRK”) who evaluated development alternatives. SRK estimates that the Udon South resource totals 302 million tonnes at an average grade of 23.5% K2O (see table below). The measured and indicated resource includes about 30 million tonnes at 26.8% K2O within a high value core area averaging 7.2m in thickness. The Udon South potash resource occurs as a single horizontal sylvinite (potash) bed of consistent thickness and mining conditions.

	Tonnes (million)	%K2O	Average Thickness (meters)

Measured	95	24.5	4.2
Indicated	160	23.2	3.6
Inferred	47	22.9	3.5
Total	302	23.5	3.8

Source: SRK, Udon South phase 1 study, September 2002, estimates by Andrew J Vigar FAusIMM,
Principal SRK Brisbane comply with the requirements of the Australian JORC Code and Canadian NI43-101

The Board reviewed the development alternatives on criteria including capital requirements, financial returns, optimal production cost and efficient marketing of product. AMEC/Ausenco and SRK’s review provided technical data that confirmed the project’s economic viability using a phased project development starting with one million tonnes potash per annum. The Board has authorized a detailed feasibility study incorporating staged development starting at one million tonnes potash per annum and subsequently scaling up to two million tonnes per annum.

The Company’s Thai legal counsel has advised that a minority group of senators have referred the amendments to the Minerals Law, recently passed by both Houses of Parliament, to the Constitution Court to confirm their constitutionality. Counsel has advised that it may take from three to six months for a court decision. The Company expects to apply for a mining lease as per schedule subject only to the resolution of the constitutional challenge.

The Company continues consultation with the local communities in the project area to both understand and address their concerns. The Company is also communicating the benefits of jobs creation, royalties and dividend payments that will flow in to both the Government and the communities.